Supplement

                                                                February 5, 2004
                                                        Toyota Motor Corporation

                        Financial Results for Nine Months
                    (April 1, 2003 through December 31, 2003)


Consolidated statements of income
(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                         (Amounts are rounded to the nearest million yen.)
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                                                 Nine months ended        Nine months ended        Increase         % of
                                                 December 31, 2003        December 31, 2002       (Decrease)       change
--------------------------------------------------------------------------------------------------------------------------
                                                       Million yen              Million yen     Million yen
     Net revenues                                       12,610,300               11,666,032         944,268           8.1
     Operating income                                    1,169,462                1,046,255         123,207          11.8
     Income before income taxes, minority
         interest and equity in earnings of
         affiliated companies                            1,241,719                1,014,590         227,129          22.4
     Net income                                            810,929                  605,165         205,764          34.0
------------------------------------------------===================-------------------------------------------------------



Unconsolidated statements of income
(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                          (Amounts less than one million yen are omitted.)
------------------------------------------------===================-------------------------------------------------------
                                                  Nine months ended       Nine months ended        Increase         % of
                                                  December 31, 2003       December 31, 2002       (Decrease)       change
--------------------------------------------------------------------------------------------------------------------------
                                                        Million yen             Million yen     Million yen
     Net sales                                            6,594,239               6,506,820          87,419           1.3
     Operating income                                       635,996                 707,948         (71,952)        (10.2)
     Ordinary income                                        723,147                 743,555         (20,408)         (2.7)
     Income before income taxes                             723,147                 906,013        (182,866)        (20.2)
     Net income                                             474,210                 535,924         (61,714)        (11.5)
------------------------------------------------===================-------------------------------------------------------